

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

December 3, 2008

Mr. Hector Medina
Executive VP of Planning and Finance
CEMEX, S.A.B. de C.V.
Av. Ricardo Margain Zozaya #325
Colonia Valle del Campestre
Garza Garcia, Nuevo Leon, Mexico 66265

       RE: **Form 20-F for the year ended December 31, 2007**
              File No. 1-14946

Dear Mr. Medina:

      We have reviewed this filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. Some of our comments refer to U.S. GAAP literature. If your accounting under Mexican GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosures that will be included in your U.S. GAAP reconciliation footnote. These revisions should be included in your future filings.

Item 5 – Operating and Financial Review and Prospects, page 73

Liquidity and Capital Resources, page 113

2. Please provide disclosure of the existence and timing of commitments for capital expenditures. In addition, please further enhance your disclosures to discuss changes in working capital and significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. Also, provide a table showing the principal sources and uses of cash for each period presented.

Item 15 – Controls and Procedures, page 169

Annual Report on Internal Control over Financial Reporting, page 169

3. Please revise to state that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by this Item has issued an attestation report on the registrant's internal control over financial reporting. See Item 15(b)(4) of the Form 20-F requirements.

Item 18 - Financial Statements

Note 3 – Significant Accounting Policies, page F-8

4. Please disclose the types of expenses that you include in the cost of sales line item, the administrative and selling expenses line item, and the distribution expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross margin.

Q) – Revenue Recognition, page F-19

5. We note your disclosure on page 60 that you have trading activities in 106
    countries. Please disclose how you account for these activities and whether you
    record gross or net revenues, including your basis for that treatment. Please also
    disclose your accounting for these activities under U.S. GAAP.

Note 12 – Financial Instruments, page F-34

Covenants, page F-35

6. Please provide a tabular presentation of the required ratios as well as your actual
    ratios as of each reporting date. This disclosure should be provided for all
    covenants which are material to an understanding of your financial structure.
    Please show the specific computations used to arrive at the actual ratios with
    corresponding reconciliations to US GAAP amounts, if necessary.

Note 18 – Selected Financial Information By Geographic Operating Segments, page F-54

7. It is not clear how total consolidated operating cash flow for each period as
    presented in this footnote agrees to the amounts presented on your statements of
    changes in financial position. Please revise or advise.

C) – Other Legal Proceedings and Contingencies, page F-62

8. Regarding the legal claims of which you are party to, please disclose the amount
    of the accrual related to each matter, if any, that you have recorded. Disclose
    herein or in Note 25 the range of loss in excess of amounts accrued or state that
    such an estimate cannot be made.

Note 23 – Subsequent Events, page F-66

9. In connection with Venezuela's policy to nationalize certain sectors of the
    economy, please tell us how you are accounting for CEMEX Venezuela
    subsequent to the June 18, 2008 decree mandating that the cement production
    industry in Venezuela be reserved to the State and ordering the conversion of
    foreign-owned cement companies, including CEMEX Venezuela, into state-
    controlled companies with Venezuela holding an equity interest of at least 60%.
    Further clarify your accounting for CEMEX Venezuela subsequent to August 18,
    2008, the date you acknowledged the implementation of the nationalization
    decree in Venezuela. Address your accounting under both Mexican FRS and US
    GAAP. Quantify for us the total assets, liabilities, revenues and expenses of this

subsidiary for all periods presented and indicate whether the nationalization of
these assets will have a material impact on your financial position, liquidity or
results of operations.

Note 25 – Differences Between Mexican and United States Accounting Principles, page
F-67

General

10. Given the significant amount of goodwill recognized as a result of the acquisition
of Rinker, please disclose the primary reasons for the acquisition of Rinker and a
description of the factors that contributed to a purchase price that resulted in
recognizing goodwill. Refer to paragraph 51(b) of SFAS 141.

11. Regarding the sale of trade receivables under securitization programs, please
ensure that you meet the disclosure requirements set forth in paragraph 4(h) of
SFAS 156.

12. Please disclose how you account for your extraction rights indefinite lived
intangible assets, including how you perform your impairment analysis under
SFAS 144. Please identify each of the significant assumptions used in your
analysis and explain the basis for each such assumption. In addition, please
address the following:
    - Please clarify how you determine when to test for impairment. Please expand
      your discussion to state the types of events and circumstances that you believe
      indicate impairment. Please address how frequently you evaluate for these
      types of events and circumstances; and
    - Please discuss the specific valuation methods used to determine fair value.
      You should discuss how sensitive the fair value estimates are to each of these
      significant estimates and assumptions used as well whether certain estimates
      and assumptions are more subjective than others.

13. Please clarify your disclosure to state whether there are differences in accounting
for impairment of long-lived assets under U.S. GAAP and Mexican FRS. Under
U.S. GAAP, long-lived assets are reviewed for impairment whenever events or
changes in circumstances indicate that the carrying amount of an asset may not be
recoverable. The carrying amount of an asset is not recoverable when the
estimated future undiscounted cash flows expected to result from the use of the
asset are less than the carrying value of the asset. It appears that for Mexican FRS
purposes, the carrying amount of an asset might not be recoverable considering
the greater of the present value of future net cash flows or the net sales price upon
disposal. In addition, please address whether the potential differing carrying

value of your long-lived assets under U.S. GAAP and Mexican FRS could lead to differing amounts of impairment losses.

(l) – Condensed Financial Information under U.S. GAAP, page F-79

14. We note your disclosure on page F-19 that you include gains and losses from the sale of fixed assets within other expenses, net. Please disclose whether you reclassified the gains and losses from the sale of fixed assets to be included in arriving at your operating income. See paragraph 45 of SFAS 144.

(m) – Supplemental Cash Flow Information under U.S. GAAP

15. Item 17(c)(2)(iii) of the Form 20-F requires either (1) a statement of cash flows prepared in accordance with U.S. GAAP or (2) a quantified description of the material differences between cash or funds flows reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with U.S. GAAP. As such, please provide either a full statement of cash flows for each period presented, or enhance your disclosures to provide a more detailed quantified discussion of the material differences between SFAS 95 under U.S. GAAP and Mexican FRS.

16. For US readers, disclose the gross amounts of cash receipts and cash payments for items such as debt and property, plant and equipment, acquisition and disposal of subsidiaries, etc. Refer to paragraph 11 of SFAS 95.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief